Filed by Ouster, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

Third Quarter 2022 Earnings Update November 7, 2022 Palm Drive, Stanford Captured with REV7 OS1 1

Disclaimers Forward Looking Statements This presentation contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the expected benefits and synergies of the merger; the competitive position of the combined company; any assumptions underlying any of the foregoing; the Company’s expected financial results for the year ending December 31, 2022 and the expected financial results of the combined company following the merger; expected growth from technological advancements and new product offerings; anticipated timelines for new product offerings; expected serviceable obtainable market (SOM); and future strategy and market positioning; are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including but not limited to risks related to Ouster’s limited operating history and history of losses; the negotiating power and product standards of its customers; fluctuations in its operating results; supply chain constraints and challenges; cancellation or postponement of contracts or unsuccessful implementations; the adoption of its products and the growth of the lidar market generally; inability of Ouster or Velodyne to obtain stockholder approval required to consummate the planned merger; conditions to the closing of the merger may not be satisfied; the merger may involve unexpected costs, liabilities or delays; the effect of the announcement of the merger on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster or Velodyne operating results and business generally; Ouster or Velodyne respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; the outcome of any legal proceedings related to the merger; Ouster’s ability to grow its sales and marketing organization; substantial research and development costs needed to develop and commercialize new products; the competitive environment in which Ouster operates; selection of Ouster’s products for inclusion in target markets; Ouster’s future capital needs and ability to secure additional capital on favorable terms or at all; its ability to use tax attributes; Ouster’s dependence on key third party suppliers, in particular Benchmark Electronics, Inc., and manufacturers; Ouster’s ability to maintain inventory and the risk of inventory write-downs; inaccurate forecasts of market growth; Ouster’s ability to manage growth; the creditworthiness of Ouster’s customers; risks related to acquisitions; risks related to international operations; risks of product delivery problems or defects; costs associated with product warranties; Ouster’s ability to maintain competitive average selling prices or high sales volumes or reduce product costs; conditions in its customers’ industries; Ouster’s ability to recruit and retain key personnel; Ouster’s use of professional employer organizations; Ouster’s ability to adequately protect and enforce its intellectual property rights; Ouster’s ability to effectively respond to evolving regulations and standards; risks related to operating as a public company; risks related to the COVID-19 pandemic; risks related to certain of Ouster’s warrants being accounted for as liabilities; and other important factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by the Company’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and as may be further updated from time to time in the Company’s other filings with the SEC. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this presentation. While Ouster may elect to update such forward-looking statements at some point in the future, it disclaims any obligation to do so, other than as may be required by law, even if subsequent events cause its views to change. Use of Estimates Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which Ouster operates is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company’s experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which Ouster operates and its future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above and in our filings with the SEC. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Trademarks and Copyrights This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Any use of them does not imply affiliation or endorsement, and may be for educational purposes. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, 2 © or ® symbols, but Ouster will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Disclaimers Additional Information In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster's directors and executive officers in Ouster's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne's directors and executive officers in Velodyne's definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed merger will be included in the Joint Proxy Statement/Prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC's website at www.sec.gov, Ouster's investor website at https://investors.ouster.com/ and Velodyne's investor website at https://investors.velodynelidar.com/. 3

Differentiated Technology Diversified Business Continued momentum Proven Ability to Execute across verticals in the third quarter of 2022 4 4

The power of Digital Lidar silicon is a step L3 Chip change in affordability and performance 5

REV7 is the highest performing family of sensors on the 1 market and doubles Ouster’s SOM OSDome OS0 OS1 OS2 Hemisphere Short-Range Mid-Range Long-Range Hemispheric 180° 1.5x more range than More than 2x more range Over 200m 10% range, field-of-view with 4x higher and over 400m max range competitors with 6x higher than competitors, 4x higher 2 resolution than competitors for automotive applications resolution than competitors resolution than competitors, and 45% lower weight than competitors 1 “SOM” Serviceable obtainable market based on third party data and internal estimates; 2 Competitor comparison data based on publicly available data for 6 highest performing products in the market

REV7 met with fantastic early customer response as production ramps Industrial traction Smart infrastructure traction One of the world’s largest companies will Signed a multi-year SCA for several deploy several hundred sensors across hundred OS1 and OS0 REV7 sensors through select retail stores for an initial rollout of 2023 to equip commercial applications, crowd analytics technology including transit buses, class 8 trucks, and yard trucks. Skyfii will offer the OSDome as part of its crowd analytics solution to help businesses enhance the guest experience, boost revenue, and optimize operational efficiency 77

XXnm Bringing Digital Lidar to Automotive Solid-state short, medium, and long-range sensors for series production vehicles Digital Flash Series powered by Chronos silicon SYSTEM ON A CHIP PROGRESSION 40nm XXnm Godzilla Chronos 2021 2023 8

Proposed Merger of Equals with Velodyne expected to: Accelerate Lidar Adoption Complementary customers, partners, distribution channels Reduced product costs Strengthen Financial Position Operational synergies to drive efficient cost-structure Extend cash runway and drive path to profitability 9

$11.2 Million in Revenue 44% increase over the third quarter of 2021 8% increase over the second quarter of 2022 33% Gross Margins Up from 24% in the third quarter of 2021 Up from 27% in the second quarter of 2022 2,136 Sensors Shipped 31% increase over the third quarter of 2021 7% increase over the second quarter of 2022 Approximately 16,000 sensors shipped to date Q3 2022 Results 1 84 SCAs Through Q2 2022 1 Strategic Customer Agreements or SCAs establish a multi-year purchase and supply framework for Ouster and the customer, and include details about customer programs and applications where the customer intends to use Ouster products. SCAs also include multi- year non-binding customer forecasts (typically of three to five years in length) giving Ouster visibility to the customer's long-term purchasing requirements, mutually agreed upon pricing over the duration of the agreement, and in certain cases include multi-year binding purchase commitments. “Contracted revenue opportunity” represents the sum of both binding purchase commitments and non- binding forecasts. No assurances can be given that non-binding forecasts will mature into binding purchase commitments, or that any contracted revenue opportunity will result in revenue. No additional revenue opportunity beyond the customer’s actual forecast has been imputed. 10 4

1 700+ customers Approximately 80 84 Strategic Customer across 50 countries new customers Agreements across verticals in Q2 Q3 revenue driven by: Multi-market approach 38% 37% eliminates dependency Industrial Robotics on a single market 11 1 “Customer” is defined as having purchased a sensor within the twelve months ended September 30, 2022 5

Reiterate 2022 Revenue Guidance $40 to 55 Million in Revenue Full Year 2022 Guidance Reiterate 2022 Gross Margin Target 25 to 30% Margins 12 1 7 2

Strategic Fundraising Drew remaining $20 million on term loan facility 2 Raised approximately $1.8 million through ATM Targeted Spend Initiatives to improve cost structure Manufacturing efforts to reduce our bill of materials and improve margins Accelerated Growth Focused on three key areas Launched REV7 suite of sensors, powered by L3 to strengthen our business chip, doubling our serviceable obtainable market 1 Cash balance approximately $135 million Focus commercial efforts on large customers in established markets 1 Cash balance as of September 30, 2022 was approximately $135 million 13 2 At-The-Market (“ATM”) Offering 6 13

Winery, California Central Valley Captured with REV7 OS1 14